UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Zions Bancorporation

(Name of Applicant)

One South Main, 15th Floor

Salt Lake City, Utah 84133

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
5.50% Subordinated Notes due 2015	$40 million aggregate principal amount

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Thomas E. Laursen, Esq.

Executive Vice President and General Counsel

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133

(801) 844-8503

With a copy to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a) Zions Bancorporation (the “Company”) is a corporation.

(b) The Company was organized under the laws of the State of Utah.

2.	Securities Act Exemption Available

The Company has offered to exchange (the “Offer”) $1,000 in principal amount of 5.50% Subordinated Notes due 2015 (the “5.50% Notes”) for each $1,000 in principal amount of 2009 5.50% Subordinated Notes due 2015 (the “2009 5.50% Notes”) held by Jackson National Life Insurance Company (“Jackson”). The 5.50% Notes are governed by the Indenture (as defined below), as modified by the Supplemental Indenture (as defined below), to be qualified under this Application for Qualification on Form T-3.

As the Company is offering to exchange all 2009 5.50% Notes held by Jackson exclusively and solely for an equal principal amount of 5.50% Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the 5.50% Notes will be made by the Company or by or through an underwriter at or about the same time as the Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction. Jackson has not made and will not be requested to make any other payment to the Company in connection with the Offer.

AFFILIATIONS

3.	Affiliates

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4. “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference. The following is a list of all other affiliates of the Company as of December 7, 2009:

Affiliate Companies

Name	Jurisdiction of Incorporation/ Organization	Owner of Voting Securities	Percentage of Voting Securities Held by the Company
11622 Carmel Valley, LLC	California	California Bank & Trust	100.00%
4320 UTC, INC.	California	California Bank & Trust	100.00%
550 SOHO, LLC	California	California Bank & Trust	100.00%
Amegy Bank, National Association	Texas	Amegy Holding Delaware, Inc.	100.00%
Amegy Corporation	Texas	Zions Bancorporation	100.00%
Amegy Holding Delaware, Inc.	Delaware	Amegy Corporation	100.00%
Amegy Insurance Agency, Inc.	Texas	Amegy Bank, National Association	100.00%
Amegy Investments, Inc.	Texas	Amegy Bank, National Association	100.00%
Amegy Mortgage Company, LLC	Texas	Amegy Bank, National Association	100.00%
California Bank & Trust	California	Zions Bancorporation	100.00%
Cash Access, Inc.	Utah	Zions Bancorporation	100.00%
Chandler AC Office Properties, Inc.	California	California Bank & Trust	100.00%
Commerce Bank Of Oregon, The	Oregon	Zions Bancorporation	96.34%
Commerce Bank Of Washington, National Association, The	Washington	Zions Bancorporation	100.00%
Contango Capital Advisors, Inc.	California	Welman Holdings, Inc.	100.00%
Crimson Court Apartments, L.C.	Utah	Zions First National Bank	99.00%
DST Holding, Inc.	Utah	Zions First National Bank	90.03%
Enterprise Vault, Inc.	Utah	Zions First National Bank	100.00%
Exchange Services, LLC	Utah	Zions First National Bank	100.00%
Four Corners, L.C.	Utah	Zions First National Bank	99.00%
Grandview Northgate 26, Inc.	California	California Bank & Trust	100.00%
Great Western Financial Corporation	Utah	Zions Bancorporation	100.00%
Hidden Oaks V, L.C.	Utah	Zions First National Bank	99.00%
Identrust, Inc.	New York	Zions Bancorporation	24.70%
		DST Holding, Inc.	0.78%
Insure.com, Inc.	Illinois	Zions Bancorporation	34.94%
Intercontinental Statutory Trust I	Connecticut	Amegy Holding Delaware, Inc.	100.00%
Kane Creek Associates, LLC	Utah	Zions First National Bank	99.00%
Kelling, Northcross & Nobriga, Incorporated	Utah	Zions First National Bank	100.00%
Lorin Farr Crown, L.C.	Utah	Zions First National Bank	99.00%
MGD 1 Properties, Inc.	California	California Bank & Trust	100.00%
Mill Hollow Apartments, L.C.	Utah	Zions First National Bank	99.00%
National Bank Of Arizona	Arizona	Zions Bancorporation	100.00%
Netdeposit LLC	Utah	Zions Bancorporation	100.00%
Nevada State Bank	Nevada	Zions Bancorporation	100.00%
Northrop Chandler, Inc.	California	California Bank & Trust	100.00%
OP Southwest Properties, Inc.	Texas	Amegy Bank, National Association	100.00%

Name	Jurisdiction of Incorporation/ Organization	Owner of Voting Securities	Percentage of Voting Securities Held by the Company
OP Southwest Properties II, Inc.	Texas	Amegy Bank, National Association	100.00%
Panco, Inc.	Utah	Welman Holdings, Inc.	100.00%
Roth Capital Partners GP, LLC	California	Zions Bancorporation	50.00%
Silver Meadows Estates, L.C.	Utah	Zions First National Bank	99.00%
Stockmen’s Statutory Trust II	Arizona	Zions Bancorporation	100.00%
Stockmen’s Statutory Trust III	Arizona	Zions Bancorporation	100.00%
SWBT Statutory Trust I	Texas	Amegy Corporation	100.00%
SWBT Statutory Trust II	Texas	Amegy Corporation	100.00%
SWBT Statutory Trust III	Texas	Amegy Corporation	100.00%
Torrey Carmel 92130, Inc.	California	California Bank & Trust	100.00%
Utah Crown I, L.C.	Utah	Zions First National Bank	99.00%
Vectra Bank Colorado, National Association	New Mexico	Zions Bancorporation	100.00%
Wasatch Venture Corporation	Utah	Zions First National Bank	88.66%
		National Bank Of Arizona	1.90%
Wasatch Venture Fund II, LLC	Utah	Zions First National Bank	21.10%
		California Bank & Trust	14.27%
		National Bank Of Arizona	7.31%
		Nevada State Bank	7.31%
		Vectra Bank Colorado, National Association	7.31%
		The Commerce Bank Of Washington	2.05%
Wasatch Venture Fund III, LLC	Utah	California Bank & Trust	17.23%
		Zions First National Bank	4.31%
		National Bank Of Arizona	4.31%
		Nevada State Bank	4.31%
		Vectra Bank Colorado, National Association	4.31%
Washington Mill, L.C.	Utah	Zions First National Bank	99.00%
Welman Holdings, Inc.	Utah	Zions Bancorporation	90.00%
Welman Services, Inc.	Utah	Welman Holdings, Inc.	100.00%
Western National Trust Company	California	Zions First National Bank	100.00%
Zions Capital Trust B	Utah	Zions Bancorporation	100.00%
Zions Community Investment Corp.	Utah	Zions First National Bank	100.00%
Zions Credit Corporation	Utah	Zions First National Bank	100.00%
Zions Direct, Inc.	Utah	Zions First National Bank	100.00%
Zions First National Bank	Utah	Zions Bancorporation	100.00%
Zions Insurance Agency, Inc.	Utah	Zions Bancorporation	100.00%
Zions Investment Management, Inc.	Utah	Zions First National Bank	100.00%
Zions Management Services Company	Utah	Zions Bancorporation	100.00%
Zions SBIC, LLC	Utah	Zions First National Bank	100.00%
ZMFU, Inc.	Utah	Zions Bancorporation	100.00%
ZMFU-Amegy, Inc.	Utah	Amegy Corporation	100.00%
ZMFU-ZFNB, Inc.	Utah	Zions First National Bank	100.00%

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of December 7, 2009. The mailing address of each director and executive officer is: c/o Zions Bancorporation, One South Main Street, 15th Floor, Salt Lake City, Utah 84133 and the telephone number for each such person is: (801) 524-4787.

Name	Office
Harris H. Simmons	Director and Chairman, President and Chief Executive Officer (Principal Executive Officer)
Doyle L. Arnold	Vice Chairman and Chief Financial Officer (Principal Financial Officer)
Bruce K. Alexander	Executive Vice President
A. Scott Anderson	Executive Vice President
David E. Blackford	Executive Vice President
Danne L. Buchanan	Executive Vice President
Gerald J. Dent	Executive Vice President
George M. Feiger	Executive Vice President
Dallas E. Haun	Executive Vice President
W. David Hemingway	Executive Vice President
John T. Itokazu	Executive Vice President
Thomas E. Laursen	Executive Vice President, General Counsel and Secretary
Connie Linardakis	Executive Vice President
Keith D. Maio	Executive Vice President
Dean L. Marotta	Executive Vice President
Scott J. McLean	Executive Vice President
Stanley D. Savage	Executive Vice President
James Abbott	Senior Vice President
Nolan Bellon	Senior Vice President and Controller (Principal Accounting Officer)
Ronald L. Johnson	Senior Vice President
Alvin Lee	Senior Vice President
Norman W. Merritt	Senior Vice President
Jennifer A. Smith	Senior Vice President
H. Walter Young	Senior Vice President
Jennifer R. Jolley	Vice President
Melvin D. Leibsla	Vice President
John A. Payne	Vice President

Board of Directors
Jerry C. Atkin	Director
R. Don Cash	Director
Patricia Frobes	Director
J. David Heaney	Director
Roger B. Porter	Director
Stephen D. Quinn	Director
Laurence E. Simmons	Director
Stephen C. Wheelwright	Director
Shelley Thomas Williams	Director

5.	Principal Owners of Voting Securities

To the best knowledge of the Company, no person beneficially owns 10% or more of the Company’s outstanding Common Stock as of December 7, 2009. The Company has no class of voting securities other than the Common Stock.

UNDERWRITERS

6.	Underwriters

(a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten

Banc of America Securities LLC 9 W. 57th St., 47th Floor New York, NY 10019	Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock 7.75% Senior Notes due September 23, 2014

Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019	Floating Rate Senior Notes due June 21, 2012

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005	7.75% Senior Notes due September 23, 2014

Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Common Stock Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock 7.75% Senior Notes due September 23, 2014

JP Morgan Securities Inc. 270 Park Avenue New York, NY 10017	7.75% Senior Notes due September 23, 2014

Keefe, Bruyette & Woods The Equitable Building 787 Seventh Avenue, 4th Floor New York, NY 10019	Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

Lehman Brothers 745 Seventh Avenue New York, NY 10019	Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, NY 10080	Common Stock Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

Ryan Beck & Co. 220 South Orange Avenue Livingston, New Jersey 07039	Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

Zions Direct, Inc. One South Main Street, 15th Floor Salt Lake City, Utah 84133

Floating Rate Senior Notes due December 10, 2009

5.25% Senior Medium-Term Notes due May 14, 2010

5.50% Senior Medium-Term Notes due May 17, 2010

5.45% Senior Medium-Term Notes due June 10, 2010

5.35% Senior Medium-Term Notes due August 18, 2010

5.35% Senior Medium-Term Notes due August 25, 2010

5.50% Senior Medium-Term Notes due October 29, 2010

5.50% Senior Medium-Term Notes due December 7, 2010

6.00% Senior Medium-Term Notes due August 25, 2011

6.00% Senior Medium-Term Notes due August 26, 2011

6.00% Senior Medium-Term Notes due September 16, 2011

7.75% Senior Notes due September 23, 2014

9.50% Series C Non-Cumulative Perpetual Preferred Stock

Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2008

Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2007

Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2006

(b) Not applicable.

CAPITAL SECURITIES

7.	Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Company as of December 9, 2009 were as follows(1):

Title of Class	Amount Authorized		Amount Outstanding
Common Stock, without par value	350,000,000 shares		143,194,187 shares	(2)
Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock, without par value	140,000 shares		139,489.125 shares
9.50% Series C Non-Cumulative Perpetual Preferred Stock, without par value, without par value	1,400,000 shares		74,273.275 shares
Fixed Rate Cumulative Perpetual Preferred Stock, Series D	1,400,000 shares		1,400,000 shares
Warrant to Purchase Common Stock	5,789,909 shares	(3)	5,789,909 shares	(3)
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2008	180,000 units		180,000 units
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2007	99,418 units		99,418 units
Zions Bancorporation Employee Stock Option Appreciation Rights Securities Series 2006	93,610 units		93,610 units
Floating Rate Senior Notes due December 10, 2009	$295,630,000	(4)	$240,630,000	(4)
5.25% Senior Medium-Term Notes due May 14, 2010	$20,966,000		$20,966,000
5.50% Senior Medium-Term Notes due May 17, 2010	$36,188,000		$36,188,000
5.45% Senior Medium-Term Notes due June 10, 2010	$7,996,000		$7,996,000
5.35% Senior Medium-Term Notes due August 18, 2010	$29,387,000		$29,387,000
5.35% Senior Medium-Term Notes due August 25, 2010	$7,476,000		$7,476,000
5.50% Senior Medium-Term Notes due October 29, 2010	$80,783,000		$80,783,000
5.50% Senior Medium-Term Notes due December 7, 2010	$1,393,000		$1,393,000
6.00% Senior Medium-Term Notes due August 25, 2011	$2,534,000		$2,534,000
6.00% Senior Medium-Term Notes due August 26, 2011	$4,559,000		$4,559,000
6.00% Senior Medium-Term Notes due September 16, 2011	$979,000		$979,000
Floating Rate Senior Notes due June 21, 2012	$254,892,500		$254,892,500
5.65% Subordinated Notes due 2014	$300,000,000		$261,674,000
6.00% Subordinated Notes due 2015	$500,000,000		$408,419,000
5.50% Subordinated Notes due 2015	$600,000,000		$436,333,000
2009 5.65% Subordinated Notes due 2014	$34,680,000		$34,680,000
2009 6.00% Subordinated Notes due 2015	$80,445,000		$80,445,000
2009 5.50% Subordinated Notes due 2015	$115,010,000		$115,010,000
7.75% Senior Notes due September 23, 2014	$500,000,000		$450,000,000
Senior Subordinated Debentures underlying the Zions Capital Trust B’s 8% Capital Securities due September 1, 2032	$285,000,000		$285,000,000
Senior Subordinated Debentures underlying the Stockmen’s Statutory Trust II’s Floating Rate Capital Securities due March 26, 2033 assumed by Zions Bancorporation	$7,500,000		$7,500,000
Senior Subordinated Debentures underlying the Stockmen’s Statutory Trusts III’s Floating Rate Capital Securities due March 17, 2034 assumed by Zions Bancorporation	$7,500,000		$7,500,000

Footnotes:

(1)	The amounts outstanding listed in the table represent the amounts outstanding as of December 9, 2009 and do not reflect the results of any transactions which have not been completed by such date, whether or not such transactions have been previously announced.

(2)	The data for common stock outstanding is as of November 30, 2009.

(3)	The warrant, issued on November 18, 2008, is for the purchase of up to 5,789,909 shares of common stock and is exercisable over a 10-year period at a price per share of $36.27.

(4)	Amounts due under the Floating Rate Senior Notes due December 10, 2009 were repaid according to the terms of the notes.

(b) Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock and 9.50% Series C Non-Cumulative Perpetual Preferred Stock are not entitled to vote on any matter, except in certain limited circumstances and as specifically required under Utah law.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

The 5.50% Notes will be issued under the Indenture, dated as of September 10, 2002 (the “Indenture”), entered into between the Company and The Bank of New York Mellon Trust Company, N.A. (successor to J.P. Morgan Trust Company, National Association), as trustee (the “Trustee”), as modified by the Supplemental Indenture, dated June 30, 2009 (the “Supplemental Indenture”). The following analysis is not a complete description of the provisions of the Indenture as modified by the Supplemental Indenture, and is qualified in its entirety by reference to the terms of the Indenture and the Supplemental Indenture, which are attached as Exhibits T3C-1 and T3C-2 hereto respectively, and the Form of 5.50% Subordinated Notes due 2015, which is attached as Exhibit T3C-3, each of which is incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

The following is an event of default under the Indenture:

•	our filing for bankruptcy or the occurrence of certain other events of bankruptcy, insolvency or reorganization relating to us or any major constituent bank.

The following is a default under the Indenture:

•	failure to pay principal of or any premium on the 5.50% Notes when due;

•	failure to pay any interest on the 5.50% Notes when due and that default continues for 30 days;

•	failure to deposit any sinking fund payment, when and as due by the terms of the 5.50% Notes;

•

failure to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding 5.50% Notes; and

•	any event of default.

If an event of default occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the 5.50% Notes then outstanding may accelerate the maturity of the 5.50% Notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding 5.50% Notes may, under circumstances set forth in the Indenture, rescind the acceleration if we have deposited monies on account of certain overdue amounts with the Trustee.

If a default occurs that is not also an event of default with respect to the 5.50% Notes, neither the Trustee nor the holders of the 5.50% Notes may act to accelerate the maturity of the 5.50% Notes. However, if a default occurs, the Trustee may proceed to enforce any covenant and other rights of the holders of the 5.50% Notes, and if the default relates to our failure to make any payment of interest when due and payable and such default continues for a period of 30 days or such default is made in the payment of the principal or any premium at its maturity, then the Trustee may demand payment of the amounts then due and payable and may proceed to prosecute any failure on our part to make such payments.

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an event of default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the 5.50% Notes, unless the holders of the 5.50% Notes shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the 5.50% Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Before holders of the 5.50% Notes may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a Trustee, or for any other remedy, each of the following must occur:

•	the holder must have given the Trustee written notice of a continuing event of default or defaults;

•

the holders of at least 25% of the aggregate principal amount of all 5.50% Notes must make a written request of the Trustee to take action because of the event of default or default, as the case may be, and must have offered reasonable indemnification to the Trustee against the cost, liabilities and expenses of taking such action;

•	the Trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification; and

•	no contrary notice shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the 5.50% Notes.

These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a security on or after the due dates for such payments.

The Company will furnish to the Trustee annually a statement as to its performance of its obligations under the Indenture and as to any default in performance.

(b) Authentication and Delivery of New Notes; Use of Proceeds

The 5.50% Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, the Chief Executive Officer, the Vice Chairman of the Board, the President or one of the Vice Presidents (each, an “Officer”) and attested by the manual or facsimile signature of the Secretary of the Company or one of its Assistant Secretaries, and delivered to the Trustee.

The Company may deliver 5.50% Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of the 5.50% Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver the 5.50% Notes.

The Company will not receive any proceeds from the issuance of the 5.50% Notes because the 5.50% Notes are being issued in exchange for the 2009 5.50% Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The 5.50% Notes are unsecured obligations of the Company. As such, the 5.50% Notes are not secured by any lien on any property.

(d) Satisfaction and Discharge of the Indenture

The Company may discharge its obligations under the Indenture while 5.50% Notes remain outstanding if (i) either (a) all delivered and authenticated 5.50% Notes (other than those held in trust, destroyed, lost or stolen and which have been replaced or paid) have been delivered to the Trustee for cancellation or (b) all outstanding 5.50% Notes have or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge all outstanding 5.50% Notes on the date of their scheduled maturity or redemption date, as the case may be, (ii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent for discharge of the Indenture have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, a written statement signed by the Chairman of the Board, the Vice Chairman, the President or the Vice President and by the Treasurer or an Assistant Treasurer of the Company, stating, as to each signer thereof, that (1) a review of the activities of the Company during such year and of performance under this Indenture has been made under his supervision, and (2) to the best of his knowledge, based on such review, (a) the Company has fulfilled all its obligations under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to him and the nature and status thereof, and (b) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or a Default or, if such event has occurred and is continuing, specifying such event known to him and the nature and status thereof.

9.	Other Obligors

None.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon Trust Company, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.
Exhibit T3A-2	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2008.
Exhibit T3A-3	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3.3 of Form 10-K for the year ended December 31, 2003.
Exhibit T3A-4	Articles of Amendment to Restated Articles of Incorporation of Zions Bancorporation dated April 25, 2001, incorporated by reference to Exhibit 3.6 of Form S-4 filed July 13, 2001.
Exhibit T3A-5	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated December 5, 2006, incorporated by reference to Exhibit 3.1 of Form 8-K filed December 7, 2006.
Exhibit T3A-6	Articles of Merger of The Stockmen’s Bancorp, Inc. with and into Zions Bancorporation, effective January 17, 2007, incorporated by reference to Exhibit 3.6 of Form 10-K for the year ended December 31, 2006.
Exhibit T3A-7	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated July 7, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 8, 2008.
Exhibit T3A-8	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed November 17, 2008.
Exhibit T3A-9	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.10 of Form 10-Q filed August 10, 2009.
Exhibit T3A-10	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.11 of Form 10-Q filed August 10, 2009.
Exhibit T3B	Amended and Restated Bylaws of Zions Bancorporation dated May 4, 2007, incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 9, 2007.
Exhibit T3C-1	Indenture, dated as of September 10, 2002, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as Trustee, incorporated by reference to Exhibit T3C-1 of Form T-3 filed June 1, 2009.
Exhibit T3C-2	Supplemental Indenture, dated as of June 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as Trustee, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.
Exhibit T3D	Not applicable.
Exhibit T3E*	Form of Exchange Agreement between the Company and Jackson National Life Insurance Company .
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1).
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Zions Bancorporation, a corporation organized and existing under the laws of the State of Utah, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Salt Lake City and State of Utah, on the 15th day of December, 2009.

(Seal)		Zions Bancorporation

Attest:	/s/ Jennifer R. Jolley	By:	/s/ Thomas E. Laursen
	Name: Jennifer R. Jolley Title: Assistant Secretary		Name: Thomas E. Laursen Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A-1	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.
Exhibit T3A-2	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2008.
Exhibit T3A-3	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3.3 of Form 10-K for the year ended December 31, 2003.
Exhibit T3A-4	Articles of Amendment to Restated Articles of Incorporation of Zions Bancorporation dated April 25, 2001, incorporated by reference to Exhibit 3.6 of Form S-4 filed July 13, 2001.
Exhibit T3A-5	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated December 5, 2006, incorporated by reference to Exhibit 3.1 of Form 8-K filed December 7, 2006.
Exhibit T3A-6	Articles of Merger of The Stockmen’s Bancorp, Inc. with and into Zions Bancorporation, effective January 17, 2007, incorporated by reference to Exhibit 3.6 of Form 10-K for the year ended December 31, 2006.
Exhibit T3A-7	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated July 7, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 8, 2008.
Exhibit T3A-8	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed November 17, 2008.
Exhibit T3A-9	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.10 of Form 10-Q filed August 10, 2009.
Exhibit T3A-10	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.11 of Form 10-Q filed August 10, 2009.
Exhibit T3B	Amended and Restated Bylaws of Zions Bancorporation dated May 4, 2007, incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 9, 2007.
Exhibit T3C-1	Indenture, dated as of September 10, 2002, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as Trustee, incorporated by reference to Exhibit T3C-1 of Form T-3 filed June 1, 2009.
Exhibit T3C-2	Supplemental Indenture, dated as of June 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as Trustee, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.
Exhibit T3D	Not applicable.
Exhibit T3E*	Form of Exchange Agreement between the Company and Jackson National Life Insurance Company.
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C-1).
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.